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                                                                     EXHIBIT 4.6

                             CEO EMPLOYMENT CONTRACT

September 14, 2004

Mr. Reynold Hert
6774 Blackwell Road
Kamloops, BC
V2C 6V7

Dear Reynold:

On behalf of the Board Of Directors of Western Forest Products Inc., we are very pleased to offer you the position of President and Chief Executive Officer of the Company. This offer of employment is subject only to final referencing and we would be delighted with your acceptance.

COMPENSATION

Your base salary will be Three Hundred and Seventy-Five Thousand Dollars ($375,000 CDN) per annum, paid on a bi-weekly basis. Your salary will be reviewed following your 2005 Performance Review and increasing to a minimum of $400,000 CDN for calendar year 2006. It is anticipated that Performance Reviews would be completed during the first quarter of each year.

INCENTIVE COMPENSATION

You will be eligible to participate in the Corporate Bonus Plan, with a bonus target of 50% of your base salary. Any payments under the Corporate Bonus Plan will depend upon corporate and personal performance and based on objectives mutually agreed between the Management Resources and Compensation Committee on behalf of the Board of Directors and yourself. All bonuses will be paid according to the terms of the plan.

In order to compensate you for incentive compensation relating to your 2004 performance that may have been due you from your current employer, you will receive a one-time cash payment of One Hundred and Twenty-Five Thousand Dollars ($125,000 CDN) on January 1, 2005.

BENEFITS

You will be entitled to participate in the Corporation's existing benefit program for Executives effective from your start date. The details of which will follow under separate cover.

PENSION

You will be entitled to participate in the existing Western Forest Products Executive Pension Plan the details of which will follow under separate cover.

SHARE OPTION PLAN

You will be eligible to participate in the Company's Incentive Share Option Plan. The number of common shares to be granted under the option, the date of any grant and the strike price of the options will all be determined by the Board under the terms and conditions of the Company's Plan. All other terms of the grant of options will be determined by the Plan document. We will provide you with an option grant that has a term of ten years with vesting over a five year period. You will be provided with 250,000 options, to be priced and granted as of your start date.

Your participation under the Incentive Share Option Plan will be reviewed following your 2005 Performance Review and an additional grant will be provided during the first quarter of 2006 under the terms of the Plan with a minimum of 75,000 additional options.

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RELOCATION

You will be provided with a relocation program which will include the sale of your home in Kamloops (real estate fees and legal costs), movement of your personal furnishings to your new home and legal costs associated with the purchase of your new home. A sundry allowance equal to one half months base salary will be provided for other moving costs. Interim accommodation will be provided subject to prior approval.

VEHICLE ALLOWANCE

Vehicle Allowance will be provided at $1,200 CDN per month.

START DATE

Your start date will be no later than October 25, 2004 with the intention of commencing sooner, subject to your negotiated notice period.

SEVERANCE PACKAGE

In the event of termination without cause, you will be provided a separation payment equal to 24 months of salary plus bonus based on the average of bonus history over the past three years or shorter, if applicable. This payment is inclusive of all obligations by the Company. Vested options must be exercised within 90 days of termination.

CHANGE OF CONTROL

In the event of a change in control of Western Forest Products, you will be entitled, for a period of 90 days, thereafter, to resign your employment and receive the Severance Package referred to above. Additionally, all unvested options will vest and you will be entitled to exercise all options for a period of 90 days. For the purposes of this clause, change of control shall mean either
(i) the acquisition of 50% or more of the total voting control of the Corporation by any person other than an existing shareholder or (ii) a merger of the Corporation with any other corporation which results in the voting securities of the Corporation representing less than 50% of the voting power of the surviving entity.

EMPLOYMENT AGREEMENT

You and the Board may wish to clarify details relative to this offer in a separate document. In no case will such clarifications reduce the values of this offer.

The foregoing terms and conditions are accepted this 15 day of Sept., 2004.

/s/ J. Peter Gordon                          /s/ R. Hert
-----------------------------------          ---------------------------------
J. Peter Gordon                              Reynold Hert
Director
Western Forest Products Inc.

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